FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                23 January, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                      International Power consortium signs

     Power and Water Purchase Agreement (PWPA) for Al Hidd project, Bahrain


(London - 23 January 2006) International Power, together with partners Suez Energy International of France and Sumitomo Corporation of Japan, is pleased to announce it has agreed to acquire the Al Hidd independent power and water project in Bahrain, and signed a 20-year Power and Water Purchase Agreement
(PWPA) with the Ministry of Electricity and Water (MEW) for its output. The PWPA will cover the output from the existing 910 MW combined cycle gas turbine
(CCGT) and 30 MIGD water desalination facility, together with the output from a new-build 60 MIGD desalination expansion which is expected to be in operation by the end of 2007. The first 12 MIGD of this will be in operation by April 2007. The existing assets will be transferred pursuant to an Asset Transfer Agreement
(ATA) with the Ministry of Finance and the Ministry of Electricity and Water.

The total project cost is estimated to be US$1.25 billion (GBP714 million), which will be funded by a mix of debt and equity in an 85:15 ratio. The total project cost includes the purchase price for the existing plant and the cost of the 60 MIGD extension. For its 40% share, International Power's equity investment will be US$75 million (GBP43 million). The mandated lead arrangers for the financing of this project are Royal Bank of Scotland, KfW, Sumitomo Mitsui Banking Corporation, Mizuho, Standard Chartered and Gulf International Bank. Financial close is expected in April 2006, and payment of the purchase price in early July 2006.

Philip Cox, Chief Executive of International Power, said, "We are very pleased to have signed this agreement to acquire the existing Al Hidd assets, and to contribute to the expansion of the Bahraini infrastructure through the provision of an additional 60 MIGD of desalinated water. Bahrain is a new market for us, and builds on our existing position in the Middle East where we have significant greenfield development and operational experience. We look forward to working closely with the Government of Bahrain on this project," Mr Cox added.

The project has been awarded on a build, own and operate basis - 40% to International Power, 30% to Suez Energy International, and 30% to Sumitomo Corporation. The engineering, procurement and construction contract for the 60 MIGD desalination expansion has been awarded to SIDEM (Societe Internationale de Desalement). The fuel for the plant will be provided by the Bahrain Petroleum Company (BAPCO) under a separate 20-year Natural Gas Supply Agreement. The project company - Hidd Power Company BSC - will take over the operation of the plant with effect from tomorrow, ahead of completion of the acquisition that is expected in early July 2006.


Notes to Editors

An exchange rate of GBP1: US$1.75 has been used in this announcement.

For further information please contact:


Media Contact:
Sara Richardson
+44 (0)20 7320 8619


Investor Contact:
Aarti Singhal
+44 (0)20 7320 8681


About International Power

International Power plc is a leading independent electricity generating company with 16,278 MW (net) in operation and 1,729 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary